                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of August 2003.

                       ASHANTI GOLDFIELDS COMPANY LIMITED

                 (Translation of Registrant's Name Into English)

                        Gold House, Patrice Lumumba Road
                           Roman Ridge, P.O. Box 2665
                                  Accra, Ghana

                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F [X]      Form 40-F [ ]

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                            Yes [ ]          No [X]

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2003                          ASHANTI GOLDFIELDS COMPANY LIMITED



                                              By: /s/ Ernest Abankroh
                                                  ------------------------------
                                              Name:  Ernest Abankroh
                                              Title: Company Secretary

(ANGLOGOLD LOGO)                      (ASHANTI GOLDFIELDS COMPANY LIMITED LOGO)

ANGLOGOLD LIMITED                     ASHANTI GOLDFIELDS COMPANY LIMITED
(Registration number 1944/017354/06)  (Registration number 7094, ARBN 074370862)
(Incorporated in the Republic of      (Incorporated in Ghana)
South Africa)                         ISIN : GH0000000029
ISIN : ZAE000043485                    GSE Share Code : AGC
JSE Share Code : ANG                  ("Ashanti")
("AngloGold")

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OR DISTRIBUTION OF SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SALE OR DISTRIBUTION IS NOT PERMITTED

SUMMARY

4 August 2003

           PROPOSED MERGER OF ANGLOGOLD LIMITED AND ASHANTI GOLDFIELDS
                                 COMPANY LIMITED
 STRATEGIC COMBINATION WILL CREATE GROWTH FOCUSED, LEADING GLOBAL GOLD PRODUCER
                   WITH LARGEST RESERVES IN THE GOLD INDUSTRY

Further to the announcements made by AngloGold and Ashanti on 16 May 2003 and 13 June 2003, the boards of directors of AngloGold and Ashanti are pleased to announce today that they have agreed the terms of a recommended merger of the two companies (the "Merger"). AngloGold and Ashanti have therefore entered into a transaction agreement ("Transaction Agreement") to implement the Merger. Lonmin Plc, which owns 27.6% of Ashanti's issued ordinary share capital, has agreed to support the Merger. The combined group will be known as AngloGold Ashanti Limited and will trade as Ashanti AngloGold in Ghana.

Commenting on the Merger today, Bobby Godsell, Chief Executive Officer of AngloGold, said:

"This combination will create a growth focused, leading global gold producer, with the largest reserve base in the industry. Ashanti brings to AngloGold a portfolio of complementary top-tier, low-cost and long-life gold mines, as well as attractive exploration opportunities in one of the key gold producing regions of the world. We can work effectively together, using AngloGold's existing financial and technical resources, to maximise the upside potential of this combination, particularly in relation to the deep level underground development of the Obuasi mine. We are pleased that the Government of Ghana has appointed a consortium of advisers, led by Societe Generale, to assist the Government in its consideration of the proposed Merger and would hope to have clarity on the views of the Government by mid-September."

Sam Jonah, Chief Executive of Ashanti, said:

"AngloGold and Ashanti are synonymous with excellence in gold mining. The combined strength of the new group will unleash a new African giant on the gold mining industry. The immense technical and financial strengths of the new group will enable the realisation of the full potential of the Obuasi mine in the shortest possible time frame."

RATIONALE FOR THE MERGER

The combined group will have the following attributes:

      - Growth/Upside potential - an enhanced production profile is expected from existing brownfields opportunities and a strong exploration and land holding portfolio

            - AngloGold's proven ability in the development of deep level projects will maximise the opportunity for the development of deep level underground mining at Obuasi ("Obuasi Deeps"), where a scoping study has been undertaken to review the mine's potential down to 100 Level as well as alternative production rates, infrastructure options and operating and capital cost projections

            - A dedicated project team will undertake a feasibility study regarding Obuasi Deeps with anticipated exploration expenditure of US$44 million over the next five years. Including this amount, the total capital expenditure for Obuasi Deeps is estimated to be US$570 million in real terms over the expected life of mine

            - The combined group also intends to invest an additional US$110 million in real terms over the next five years on underground equipment, infrastructure, environmental and planning systems for the existing Obuasi mine. This amount is in addition to capital expenditure already planned by Ashanti. AngloGold management anticipates that these initiatives will improve underground working conditions and mine planning, thereby increasing efficiencies with the objective of reducing anticipated cash operating costs at Obuasi by US$20 per ounce in real terms over the next five years

            - The combined group intends to accelerate exploration programmes, particularly at Obuasi

            - The combined group will have extensive land positions in some of the most prospective regions in the world

      - Synergies - the combination will generate tangible synergy benefits with approximately US$15 million per annum, before transaction expenses, expected from the first full year after completion of the Merger

            -     Reduced financing costs

            -     Reduced administrative and procurement costs

            -     Consolidation of Geita ownership

            - Breadth of technical capabilities to ensure the optimal development of organic growth opportunities

      - Scale - the combined group will have the production base, ore reserves and financial resources to generate future value

            - #1 IN RESERVES - 93.2 million ounces of attributable proven and probable reserves as at the end of 2002 (adjusted for the sale of Amapari and Jerritt Canyon), a 31% increase in AngloGold's current reserve base

            - PRODUCTION - re-enforces AngloGold's position as one of the world's largest gold producers with 2002 pro forma attributable gold production of 7.3 million ounces (adjusted for the sale of Jerritt Canyon), a 27% increase on AngloGold's attributable production level

            - US$1.0 BILLION EBITDA (earnings before interest, tax, depreciation, amortisation and before unrealised non-hedge derivatives) on a 2002 pro forma basis (International Financial Reporting Standards)

      - Operating strength - the combined group will have a portfolio of long-life, low-cost assets and different ore body types in the key gold producing regions

            - CASH OPERATING COSTS - pro forma cash operating costs (including royalties) of US$220 per ounce based on unaudited results for the six months to 30 June 2003

            - LONG-LIFE ASSETS - six operations in five countries with combined reserves of 45.1 million ounces have current life of mine plans of 15 years or longer

            - DIVERSIFICATION - well diversified asset portfolio comprising a balance of open-pit and underground production from a total of 24 operations distributed across 11 countries in the principal gold producing regions of the world

      - Investment appeal - the combined group will have the growth potential, size, liquidity and dividend yield to enhance appeal to the investment community

            - INCREASED SIZE - pro forma market capitalisation of approximately US$8.3 billion (based on AngloGold's closing price on 1 August 2003, the last practicable trading day prior to this announcement, and the issued ordinary share capital of each company), meriting greater attention from major global generalist and specialist investment institutions

            - SHARE TRADING LIQUIDITY - increased liquidity, particularly in North America, which represents some two thirds of AngloGold and Ashanti's combined share turnover

The Merger is expected to be accretive to headline earnings per share before unrealised non-hedge derivatives for holders of AngloGold ordinary shares ("AngloGold Shares") and AngloGold American Depositary Shares ("AngloGold ADSs") (together, the "AngloGold Shareholders") from completion of the Merger. It is also expected to be accretive to cash flow per share from three years after completion of the Merger following the expenditure of a significant proportion of the proposed additional capital investment, at the existing Obuasi mine in particular, as well as the redemption on completion of the US$75 million Mandatorily Exchangeable Notes held by Lonmin Plc and the payment of transaction expenses in the first year following completion of the Merger.

TERMS OF THE MERGER

The Merger will be effected by means of a scheme of arrangement (the "Scheme") between Ashanti and its shareholders under the Ghana Companies Code and take account of the required disclosure provisions of the Ghana Stock Exchange. Under the terms of the Merger:

      - Each holder of an Ashanti ordinary share ("Ashanti Share") and each holder of an Ashanti Global Depositary Security ("Ashanti GDS") (together the "Ashanti Shareholders") will be entitled to elect to receive either:

            -     0.26 ANGLOGOLD SHARES; or

            -     0.26 ANGLOGOLD ADSS

            for each Ashanti Share or Ashanti GDS ("Exchange Ratio")

            Ashanti Shareholders resident in Ghana will have the option of receiving AngloGold Ghanaian Depositary Shares ("AngloGold GhDSs"), 100 of which will represent one AngloGold Share

      - Based on the closing market price of AngloGold ADSs on the New York Stock Exchange on 1 August 2003, the last practicable trading day prior to this announcement, of US$32.15, the Merger values each Ashanti Share (and each Ashanti GDS) at US$8.36 and amounts to aggregate consideration for Ashanti's issued ordinary shares of US$1,089 million

      - This represents a premium of approximately 4% to the closing market price of Ashanti GDSs on the New York Stock Exchange on 1 August 2003, the last practicable trading day prior to this announcement, of US$8.00 and, on the basis of closing prices for AngloGold ADSs and Ashanti GDSs on the New York Stock Exchange on 15 May 2003, the day prior to the announcements of discussions, of US$30.63 and US$7.10 respectively, a premium of 12%. Based on the average closing prices of Ashanti GDSs and AngloGold ADSs on the New York Stock Exchange over the 30 trading days up to and including 15 May 2003 these terms represent a premium of 34%

      - On completion of the Merger and based on the issued ordinary share capital of each company, existing AngloGold Shareholders will own approximately 87% and existing Ashanti Shareholders will own approximately 13% of the combined group

      - Following completion of the Merger, Russell Edey, currently Chairman of AngloGold will be Chairman of the combined group. Sam Jonah, in addition to joining the Board, will play a leading role in the executive management of the enlarged company in the position of President. His 34 years in the gold mining industry in both an operating and a leadership capacity, position him well to help guide the further development of the new company and the industry particularly in Africa. In this new position, Mr. Jonah will share responsibility with the CEO Bobby Godsell for strategy formulation, the identification and development of new business opportunities and managing the company's relationships with governments, shareholders and other stakeholders. In the enlarged company, Sam will join a five person Executive Committee, chaired by Bobby Godsell. In addition, two other Ghanaian directors, to be nominated by Ashanti, will become non-executive directors of the combined group

      - AngloGold has received an undertaking from Ashanti's largest shareholder, Lonmin Plc, holder of 27.6% of Ashanti's issued ordinary share capital, to vote in favour of and support the Merger

      - Ashanti's head office in Accra, Ghana, will enjoy an expanded role within the combined group's operations

      - The board of AngloGold has agreed to recommend a change of name of the combined group to AngloGold Ashanti Limited and AngloGold has agreed to convene an extraordinary general meeting to present a special resolution to this effect. Anglo American plc, which currently owns 51.4% of AngloGold, has confirmed that it will vote in favour of such resolution

      - Following completion of the Merger, the combined group will be listed on the JSE Securities Exchange South Africa, the New York Stock Exchange, the London Stock Exchange, the Australian Stock Exchange and Euronext Paris and quoted on Euronext Brussels. Application will be made to list shares and Ghanaian depositary shares of the combined group on the Ghana Stock Exchange where the combined group will trade as Ashanti AngloGold

      - CIBC World Markets plc, Ashanti's financial adviser, has delivered to the board of directors of Ashanti its written opinion that the Exchange Ratio is fair to the Ashanti Shareholders from a financial point of view

      - The board of directors of Ashanti has approved the Merger and will recommend that all holders of Ashanti Shares and Ashanti GDSs vote in favour of the resolutions to be proposed to implement the Merger

      - The Government of Ghana, holder of 16.9% of Ashanti's issued ordinary share capital, is currently considering the terms of the transaction and has appointed a consortium of advisers, led by Societe Generale, in order to assist it in this process. The Merger is conditional on receiving undertakings by the Government of Ghana to vote in favour of and support the Merger and is also subject to receiving certain regulatory and other approvals and undertakings, that have been requested by AngloGold and Ashanti from the Government of Ghana. The Transaction Agreement will terminate if these conditions are not satisfied (or waived by AngloGold) on, or before, 30 September 2003 or such later date as may be agreed by Ashanti and AngloGold. In addition, completion of the Merger is conditional on, amongst other things, the approval of the Merger by Ashanti Shareholders, receipt of other regulatory approvals (in addition to the approvals from the Government of Ghana referred to above), third party consents and the confirmation of the Scheme by the High Court of Ghana

      - AngloGold and Ashanti hope to receive the views of the Government of Ghana in relation to the Merger by mid-September. Further announcements, which will include details regarding the timetable for the implementation of the Merger, will be made in due course

Shareholders are reminded that there can be no assurance that the Merger will be implemented. Consequently, holders of AngloGold and Ashanti securities are advised to continue to exercise caution when dealing in relevant securities until a further announcement is made.

This summary should be read in the context of the full announcement.

AngloGold's JSE Sponsor : UBS

For further information contact:

ANGLOGOLD                                  ASHANTI
Steve Lenahan          +2783 308 2200      Kweku Awotwi         +233 21 77 2331
Peta Baldwin           +27 11 637 6647     Corinne Gaisie       +44 20 7256 9938
Charles Carter         +1 212 750 7999
Tomasz Nadrowski       +44 7958 749555
                       +1 917 912 4641
Andrea Maxey           +61 8 9425 4604

UBS INVESTMENT BANK                        CIBC WORLD MARKETS
James Hartop           +44 20 7567 8000    Andy Quinn           +44 20 7234 6000

FIRST AFRICA
Kofi Adjepong-Boateng  +27 11 327 3666

CITIGATE SARD VERBINNEN                    GOLIN/HARRIS INTERNATIONAL
(US Media)                                 (US investors and Media)
Paul Verbinnen         +1 212 687 8080     Kevin Kirkeby        +1 212 697 9191

CITIGATE DEWE ROGERSON                     GRANDFIELD
(UK Media)                                 (UK investors and Media)
Patrick Donovan        +44 20 7638 9571    Matthew Jervois      +44 20 7417 4170

CHANNEL TWO
(Ghanaian Media)
David Ampofo           +233 21 666 643


CONFERENCE CALL DETAILS

An analysts' conference call will take place on 5 August 2003 at 13:00 Accra time, 15:00 Johannesburg time, 14:00 London time, 09:00 New York time. The conference ID number is 2138069.

The dial in numbers, by country, are:

North America              +1 800 267 9155        or       +1 706 634 0083,
United Kingdom             +44 800 953 0406,
United Kingdom and Europe  +44 1452 560 299,
Australia                  +61 800 766 788        or       +61 28 228 7000,
South Africa               +27 800 99 4050, and
Ghana                      +44 1452 560 299

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this announcement are forward-looking within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, those statements concerning (i) timing, fulfillment of conditions, tax treatment and completion of the Merger, (ii) the value of the transaction consideration, (iii) expectations regarding production and cost savings at the combined group's operations and its operating and financial performance and (iv) synergies and other benefits anticipated from the Merger. Although AngloGold and Ashanti believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

For a discussion of important terms of the Merger and important factors and risks involved in the companies' businesses, which could cause the combined group's actual operating and financial results to differ materially from such forward-looking statements, refer to AngloGold's and Ashanti's filings with the US Securities and Exchange Commission (the "SEC"), including AngloGold's annual report on Form 20-F for the year ended 31 December 2002, filed with the SEC on 7 April 2003 and Ashanti's annual report on Form 20-F for the year ended 31

December 2002, filed with the SEC on 17 June 2003 and any other documents in respect of the Merger that are furnished to the SEC by AngloGold or Ashanti under cover of Form 6-K.

Neither AngloGold, Ashanti nor the combined group undertakes any obligation to update publicly or release any revisions to publicly update any forward-looking statements discussed in this announcement, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

In connection with the Merger, AngloGold will file with, or otherwise furnish to, the SEC a scheme document/prospectus. Investors and security holders are urged to carefully read the scheme document/prospectus regarding the Merger when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the scheme document/prospectus (when it is available) and other documents containing information about AngloGold and Ashanti, without charge, at the SEC's website at www.sec.gov. Copies of the scheme document/prospectus together with any SEC filings that may be incorporated by reference in the scheme document/prospectus may also be obtained free of charge by directing a request to: AngloGold Limited, 11 Diagonal Street, Johannesburg 2001, PO Box 62117, Marshalltown 2107, South Africa, Attention: Chris R. Bull, Company Secretary, telephone +27 11 637 6000, fax: +27 11 637 6624.

UBS Investment Bank and First Africa Group Holdings (Pty) Limited ("First Africa") are acting for AngloGold and no one else in connection with the Merger and will not be responsible to anyone other than AngloGold for providing the protections afforded to clients of UBS Investment Bank or First Africa or for providing advice in relation to the Merger.

CIBC World Markets plc is acting for Ashanti and no one else in connection with the Merger and will not be responsible to anyone other than Ashanti for providing the protections afforded to clients of CIBC World Markets plc or for providing advice in relation to the Merger.

Chester Crocker, Lynda Chalker and Edward Haslam, being Directors of Ashanti, have not taken part in the deliberations of the board of directors of Ashanti relating to the recommendation of the Merger. Chester Crocker and Lynda Chalker did not participate because they or companies in which they have an interest have entered into commercial contracts with AngloGold, its subsidiaries or its major shareholder, Anglo American plc. Edward Haslam did not participate because he is an executive director of Ashanti's largest shareholder, Lonmin Plc which has given an undertaking to AngloGold to support the Merger.

The statement that the Merger is expected to be accretive to headline earnings per share before unrealised non-hedge derivative adjustments and, in due course, cash flow per share for AngloGold Shareholders should not be interpreted to mean that headline earnings per share before unrealised non-hedge derivative adjustments or cash flow per share in the financial year in which the Merger becomes effective or in any subsequent period, will necessarily be greater than those for any relevant preceding financial period.

(ANGLOGOLD LOGO)                      (ASHANTI GOLDFIELDS COMPANY LIMITED LOGO)

ANGLOGOLD LIMITED                     ASHANTI GOLDFIELDS COMPANY LIMITED
(Registration number 1944/017354/06)  (Registration number 7094, ARBN 074370862)
(Incorporated in the Republic of      (Incorporated in Ghana)
South Africa)                         ISIN : GH0000000029
ISIN : ZAE000043485                   GSE Share Code : AGC
JSE Share Code : ANG                  ("Ashanti")
("AngloGold")

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OR DISTRIBUTION OF SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SALE OR DISTRIBUTION IS NOT PERMITTED

4 August 2003

           PROPOSED MERGER OF ANGLOGOLD LIMITED AND ASHANTI GOLDFIELDS
                                 COMPANY LIMITED

1.   INTRODUCTION

     Further to the announcements made by AngloGold and Ashanti on 16 May 2003 and 13 June 2003, the boards of directors of AngloGold and Ashanti are pleased to announce today that they have agreed the terms of a recommended merger of the two companies (the "Merger") to create a growth focused, leading global gold producer. AngloGold and Ashanti have therefore entered into a transaction agreement ("Transaction Agreement") to implement the Merger. The combined group will be known as AngloGold Ashanti Limited and will trade as Ashanti AngloGold in Ghana.

     The combined group will have the largest reserve base of any gold company, a significant and well diversified production base, a highly attractive development and exploration portfolio and the financial and technical resources to maximise organic growth from the existing asset base as well as to capitalise on further acquisition opportunities.

     Under the terms of the Merger:

     Each holder of an Ashanti ordinary share ("Ashanti Share") and each holder of an Ashanti Global Depositary Security ("Ashanti GDS") (together the "Ashanti Shareholders") will be entitled to elect to receive, either:

              0.26 ANGLOGOLD ORDINARY SHARES ("AngloGold Shares"); or

              0.26 ANGLOGOLD AMERICAN DEPOSITARY SHARES ("AngloGold ADSs")

     for each Ashanti Share or Ashanti GDS ("Exchange Ratio").

     In addition, Ashanti Shareholders resident in Ghana will have the option of receiving AngloGold Ghanaian Depositary Shares ("AngloGold GhDSs"), 100 of which will represent one AngloGold Share, at an exchange ratio of 26 AngloGold GhDSs per Ashanti Share or Ashanti GDS held by any such Ghanaian residents.

     Based on the closing market price of AngloGold ADSs on the New York Stock Exchange on 1 August 2003, the last practicable trading day prior to this announcement, of US$32.15, the Merger values each Ashanti Share (and each Ashanti GDS) at US$8.36 and amounts to aggregate consideration for Ashanti's issued ordinary shares of US$1,089 million. This represents a premium of approximately 4% to the closing market price of Ashanti GDSs on the New York Stock Exchange on 1 August 2003, the last practicable trading day prior to this announcement, of US$8.00 and, on the bases of closing prices for AngloGold ADSs and Ashanti GDSs on the New York Stock Exchange on 15 May 2003, the day prior to the announcements of discussions, of US$30.63 and US$7.10 respectively, a premium of 12%. Based on the average closing prices of Ashanti GDSs and AngloGold ADSs on the New York Stock Exchange over the 30 trading days up to and including 15 May 2003 these terms represent a premium of 34%.

     On completion of the Merger and based on the issued ordinary share capital of each company, existing holders of AngloGold Shares and AngloGold ADSs (together, the "AngloGold Shareholders") will own approximately 87% and existing Ashanti Shareholders will own approximately 13% of the combined group.

     The board of directors of Ashanti ("Ashanti Board") has approved the Merger. Lonmin Plc, which owns 27.6% of Ashanti's issued ordinary share capital, has agreed to support the Merger.

     As described in paragraph 4 below, the Merger is conditional on the receipt of certain approvals and undertakings from the Government of Ghana. A full list of the conditions to the obligations of AngloGold and/or Ashanti to consummate the Merger is set out in Appendix I.

2.   TERMS AND STRUCTURE OF THE MERGER

     The Merger will be effected by means of a scheme of arrangement between Ashanti and its shareholders (the "Scheme") under Section 231 of the Ghana Companies Code and take account of the required disclosure provisions of the Ghana Stock Exchange. Under the terms of the Merger:

     - Each holder of an Ashanti Share resident in Ghana will be entitled to elect to receive, in exchange therefor, either:

          -    0.26 AngloGold Shares;

          -    0.26 AngloGold ADSs; or

          -    26 AngloGold GhDSs, 100 of which will represent one AngloGold
               Share

          If no election is made, such holder will be deemed to have elected to receive its scheme consideration in the form of AngloGold GhDSs

     - Each holder of an Ashanti Share resident outside Ghana (other than the depositary for the Ashanti GDSs and holders of Ashanti Shares resident in the United States) will be entitled to elect to receive in exchange therefor, either:

          -    0.26 AngloGold Shares; or

          -    0.26 AngloGold ADSs

          If no election is made, such holder will be deemed to have elected to receive its scheme consideration in the form of AngloGold Shares

     - Each holder of an Ashanti GDS or of an Ashanti Share resident in the United States will be entitled to elect to receive in exchange therefor, either:

          -    0.26 AngloGold Shares; or

          -    0.26 AngloGold ADSs

          If no election is made, such holder will be deemed to have elected to receive its scheme consideration in the form of AngloGold ADSs

     - Ashanti Shareholders will be entitled to receive all dividends declared by AngloGold with a registration date after the completion of the Merger. However, the Merger will not be implemented prior to the registration date for the payment of AngloGold's final dividend. AngloGold has agreed to use reasonable endeavours to set a registration date for the 2003 final dividend so as not to delay the consummation of the Merger. Consequently, Ashanti shareholders will not be entitled to receive AngloGold's 2003 interim or final dividends

     - No fractional AngloGold Shares or AngloGold ADSs will be issued in respect of any fractional entitlement to an AngloGold Share or AngloGold ADS ("fractional interest"). Each holder of a fractional interest resident in Ghana will have the right to elect to receive either (i) cash (in US dollars) or (ii) AngloGold GhDSs in lieu of such fractional interest. Holders of a fractional interest resident outside Ghana will be paid an amount in cash (in US dollars) in lieu of such fractional interest. The amount of cash (in US dollars) paid in lieu of such fractional interest will be equal to the product obtained by multiplying (i) the fractional interest to which such holder (after taking into account all fractional interests then held by such holder) would otherwise be entitled by (ii) the volume-weighted average of the per share closing price on the New York Stock Exchange of AngloGold ADSs during the ten consecutive trading days ending on (and including) the trading day immediately preceding the effective time of the Scheme

3.   BACKGROUND TO AND KEY BENEFITS OF THE MERGER

     The Merger will allow the shareholders of AngloGold and Ashanti to benefit from the establishment of a leading global gold producer, enhancing the strengths of both groups. The Merger will produce a combined group with the following attributes:

     - Growth/Upside potential - an enhanced production profile is expected from existing brownfields opportunities and a strong exploration and land holding portfolio

          - AngloGold's proven ability in the development of deep level projects will maximise the opportunity for the development of deep level mining at Obuasi ("Obuasi Deeps"), where a scoping study has been undertaken to review the mine's potential down to 100 Level as well as alternative production rates, infrastructure options and operating and capital cost projections

          - A dedicated project team will undertake a feasibility study regarding Obuasi Deeps with anticipated exploration expenditure of US$44 million over the next five years. Including this amount, the total capital expenditure for Obuasi Deeps is estimated to be US$570 million in real terms over the expected life of mine

          - The combined group also intends to invest an additional US$110 million in real terms over the next five years on underground equipment, infrastructure, environmental and planning systems for the existing Obuasi Mine. This amount is in addition to capital expenditure already planned by Ashanti. AngloGold management anticipates that these initiatives will improve underground working conditions and mine planning thereby increasing efficiencies with the objective of reducing anticipated cash operating costs at Obuasi by US$20 per ounce in real terms over the next five years

          - The combined group intends to accelerate exploration programmes, particularly at Obuasi

          - The combined group will have extensive land positions in some of the most prospective regions in the world

     - Synergies - the combination will generate tangible synergy benefits with approximately US$15 million per annum, before transaction expenses, expected from the first full year after completion of the Merger

          -    Reduced financing costs

          -    Reduced administrative and procurement costs

          -    Consolidation of Geita ownership

          - Breadth of technical capabilities to ensure the optimal development of organic growth opportunities

     - Scale - the combined group will have the production base, ore reserves and financial resources to generate future value

          - #1 IN RESERVES - 93.2 million ounces of attributable proven and probable reserves as at the end of 2002 (adjusted for the sales of Amapari and Jerritt Canyon), a 31% increase in AngloGold's current reserve base

          - PRODUCTION - re-enforces AngloGold's position as one of the world's largest gold producers with 2002 pro forma attributable gold production of 7.3 million ounces (adjusted for the sale of Jerritt Canyon), a 27% increase on AngloGold's attributable production level

          - US$1.0 BILLION EBITDA (earnings before interest, tax, depreciation, amortisation and before unrealised non-hedge derivatives) on a 2002 pro forma basis (International Financial Reporting Standards, ("IFRS"))

     - Operating strength - the combined group will have a portfolio of long-life, low-cost assets and different ore body types in the key gold producing regions

          - CASH OPERATING COSTS - pro forma cash operating costs (including royalties) of US$220 per ounce based on unaudited results for the six months to 30 June 2003

          - LONG-LIFE ASSETS - six operations in five countries with combined reserves of 45.1 million ounces have current life of mine plans of 15 years or longer

          - DIVERSIFICATION - well diversified asset portfolio comprising a balance of open-pit and underground production from a total of 24 operations distributed across 11 countries in the principal gold producing regions of the world

     - Investment appeal - the combined group will have the growth potential, size, liquidity and dividend yield to enhance appeal to the investment community

          - INCREASED SIZE - pro forma market capitalisation of approximately US$8.3 billion (based on AngloGold's closing price on 1 August 2003, the last practicable trading day prior to this announcement, and the issued ordinary share capital of each company), meriting greater attention from major global generalist and specialist investment institutions

          - SHARE TRADING LIQUIDITY - increased liquidity, particularly in North America, which represents some two thirds of AngloGold and Ashanti's combined share turnover

     - Hedging - The combined hedge book would have had a net delta of 14.7 million ounces, as at 30 June 2003

          - The combined group will continue AngloGold's and Ashanti's record of active hedge management and will follow the same pattern of hedge reduction. Delivering into maturing contracts over the balance of this year will likely see the delta hedge position reduce to 13.5 million ounces assuming market rates as at 30 June 2003

          - As at 30 June 2003, AngloGold's and Ashanti's hedge books had negative marked-to-market valuations of US$179.3 million and US$147.6 million respectively, including in each case, each company's 50% interest in the US$78.8 million negative marked-to-market value of the Geita hedge book

4.   MAJOR SHAREHOLDERS

     An undertaking to support the Merger has been received from Lonmin Plc, the largest shareholder of Ashanti, in relation to its shareholding in the issued ordinary share capital of approximately 27.6%. Lonmin Plc can withdraw its support for the Merger only if the Ashanti Board publicly announces the withdrawal of its recommendation or if the Transaction Agreement is terminated. Morgan Stanley is acting as financial adviser to Lonmin Plc.

     The Government of Ghana, holder of 16.9% of Ashanti's issued ordinary share capital, is currently considering the terms of the transaction and has appointed a consortium of advisers, led by Societe Generale, in order to assist it in this process. The Merger is conditional on receiving undertakings from the Government of Ghana to vote in favour of and support the Merger and is also subject to receiving certain regulatory and other approvals and undertakings, that have been requested by AngloGold and Ashanti from the Government of Ghana. This includes an agreement to use reasonable endeavours to extend, in 2004, the Obuasi lease for an additional 30 years from 2024 and to enter into a stability agreement to ensure that the Ghanaian operations are not adversely affected by changes in royalties, taxes and custom duties for a specified period of time. The Transaction Agreement will terminate if these conditions are not satisfied (or waived by AngloGold) on, or before, 30 September 2003 or such later date as may be agreed by Ashanti and AngloGold.

5.   CONDITIONS AND OTHER KEY TERMS OF THE TRANSACTION AGREEMENT

     In addition to the conditions relating to the Government of Ghana outlined above, completion of the Merger is conditional on, amongst other things, the approval of the Merger by Ashanti Shareholders, receipt of other regulatory approvals, third party consents and the confirmation of the Scheme by the High Court of Ghana prior to 31 March 2004. A complete list of the conditions to the obligations of AngloGold and/or Ashanti to consummate the Merger is set forth in Appendix I.

     Upon the implementation of the Scheme, Ashanti Capital (Second) Limited, a subsidiary of Ashanti, will redeem all its issued and outstanding Mandatorily Exchangeable Notes ("MENs") for US$75,000,000 plus accrued and unpaid interest thereon in cash. The MENs are held entirely by Lonmin Plc.

     The board of AngloGold has agreed to recommend a change of name of the combined group to AngloGold Ashanti Limited and AngloGold has agreed to convene an extraordinary general meeting to present a special resolution to this effect. Anglo American plc, which currently owns 51.4% of AngloGold, has confirmed that it will vote in favour of such resolution.

6.   INFORMATION ON ANGLOGOLD

     AngloGold, headquartered in Johannesburg, South Africa, is a global gold producer with 19 operations in eight countries, on four continents, and has extensive and focused exploration activities in 11 countries.

     AngloGold Shares are listed and traded on the JSE Securities Exchange South Africa, the Australian Stock Exchange in the form of "CHESS" depositary interests, the London Stock Exchange and Euronext Paris and are quoted on Euronext Brussels in the form of International Depositary Receipts. AngloGold ADSs are listed and traded on the New York Stock Exchange.

     Based on the closing market price of US$32.15 per AngloGold ADS on 1 August 2003, the last practicable trading day prior to this announcement, AngloGold had a market capitalisation of approximately US$7.2 billion.

     For the six months to 30 June 2003 AngloGold reported (in accordance with IFRS):

     -    Gold production of 2.8 million ounces (attributable)

     -    Cash operating costs of US$217 per ounce (attributable)

     -    Revenue of US$977 million

     - Headline earnings before unrealised non-hedge derivatives of US$140 million

     - Headline earnings per share before unrealised non-hedge derivatives of US$0.63

     - An interim dividend per share of US$0.51 has been declared in 2003. In 2002 dividends per share of US$1.46 were declared

7.   INFORMATION ON ASHANTI

     Ashanti, headquartered in Accra, Ghana, is engaged in the mining and processing of gold ores and the exploration and development of gold properties in four African countries - Ghana, Guinea, Tanzania and Zimbabwe. Ashanti also has an extensive exploration programme in Africa.

     Ashanti Shares are listed on the Ghana Stock Exchange and the London Stock Exchange. Although Ashanti has a primary listing on the London Stock Exchange, it is not subject to the City Code on Takeovers and Mergers. Ashanti GDSs are listed and traded on the New York Stock Exchange and on the London Stock Exchange and Ashanti Shares and Ashanti Zimbabwe Depositary Receipts are listed on the Zimbabwe Stock Exchange.

     Based on the closing trading price of US$8.00 per Ashanti GDS on 1 August 2003, the last practicable trading day prior to this announcement, Ashanti has a market capitalisation of approximately US$1.0 billion.

     For the six months to 30 June 2003 Ashanti reported (in accordance with UK
     GAAP):

     -    Gold production of 0.7 million ounces (attributable)

     - Cash operating costs (including royalties) of US$232 per ounce (attributable)

     -    Revenue of US$257 million

     -    Pre-exceptional net earnings of US$14.6 million

     -    Pre-exceptional net earnings per share of US$0.11

     -    Net assets of US$478 million

     Ashanti did not pay any dividend for the year ended 31 December 2002, neither has it announced any dividends in respect of its interim earnings in 2003.

8.   FINANCIAL EFFECTS OF THE MERGER

     The financial effects of the Merger on AngloGold Shareholders are set out below. These financial effects have been determined from unaudited consolidated financial information for the combined group assuming that the Merger was implemented on 1 January 2003 for the purposes of the income statement and on 30 June 2003 for the purposes of the balance sheet.

     AngloGold believes that the pro forma historical information is not necessarily indicative of the future financial performance of the combined group. The Merger is expected to be accretive to headline earnings per share before unrealised non-hedge derivative adjustments for AngloGold Shareholders from completion of the Merger. However, for the six months ended 30 June 2003, as a result of Ashanti having experienced an anticipated lower production profile and higher cash operating costs over this period, which are not anticipated to continue in the long term, the Merger is dilutive to AngloGold on this basis, despite being accretive to headline and basic earnings per share. The Merger is also expected to be accretive to cash flow per share from three years after completion of the Merger following the expenditure of a significant proportion of the proposed additional capital investment, at the existing Obuasi Mine in particular, as well as the redemption on completion of the US$75 million Mandatorily Exchangeable Notes held by Lonmin Plc and the payment of transaction expenses in the first year following completion of the Merger. This should not be interpreted to mean that earnings per share and cash flow per share in the financial year in which the Merger becomes effective or in any subsequent period, will necessarily be greater than those for any relevant preceding financial period.

     The pro forma historical financial effects of the Merger on AngloGold Shareholders are as follows:

--------------------------------------------------------------------------------
FOR THE SIX MONTHS ENDED 30 JUNE 2003    BEFORE THE     AFTER THE    PERCENTAGE
AND AS AT 30 JUNE 2003                       MERGER     MERGER           CHANGE
                                           (US CPS)     (US CPS)            (%)
--------------------------------------------------------------------------------
Net asset value per share (1)                   728         1,060            46
Net tangible asset value per share (1)          549           808            47
EBITDA per share (2)                            152           156             3
Headline earnings per share before
   unrealised non-hedge derivatives (2)          63            54          (14)
Headline earnings per share (2)                  62            73            18
Basic earnings per share (2)                     55            68            24

Net debt to total capital employed             18.6%         17.2%
--------------------------------------------------------------------------------

     NOTES:

     1. Net asset and net tangible asset value per share refers to shareholders' equity and has been determined at 30 June 2003 assuming 222,785,154 AngloGold Shares in issue before the Merger and 257,309,569 AngloGold Shares in issue after the Merger (the 34,524,415 AngloGold Shares issued in the Merger assumes that the 2,496,826 outstanding Ashanti warrants are exercised and the resulting Ashanti Shares together with the 130,289,386 Ashanti Shares currently in issue are exchanged at the Exchange Ratio. All outstanding options over Ashanti Shares are assumed to be cancelled for cash)

     2. The pro forma consolidated income statements for the six months ended 30 June 2003 and balance sheets at 30 June 2003 have been compiled from:

          - the historical unaudited consolidated income statements of AngloGold for the six months ended 30 June 2003 and the historical unaudited consolidated balance sheets of AngloGold at 30 June 2003, prepared in accordance with IFRS; and

          - the historical unaudited consolidated income statements of Ashanti for the six months ended 30 June 2003 and the historical unaudited consolidated balance sheets of Ashanti at 30 June 2003, prepared in accordance with UK GAAP, adjusted to an IFRS basis by incorporating the differences between the two accounting bases

          For the six months ended 30 June 2003, unaudited pro forma EBITDA, headline earnings, headline earnings before unrealised non-hedge derivatives and basic earnings per ordinary share have been calculated based on the weighted average number of AngloGold Shares in issue of 222,737,513 for the six months ended 30 June 2003 adjusted to reflect the issuance of 34,524,415 AngloGold Shares in the Merger. Accordingly, the adjusted pro forma weighted average number of AngloGold Shares in issue for the six months ended 30 June 2003 is 257,261,928

     3. The financial effects calculations have been based on publicly available information only and for this reason may not incorporate all the necessary adjustments

     4. The financial effects have been calculated on the basis of an AngloGold share price of US$32 a share

     5. The financial effects, based upon the historical unaudited consolidated income statements of AngloGold for the six months ended 30 June 2003 and the historical unaudited consolidated balance sheets of AngloGold at 30 June 2003 have not been adjusted for the sale of Amapari or Jerritt Canyon

9.   US AND UK TAX CONSEQUENCES

     The exchange of Ashanti Shares or Ashanti GDSs for AngloGold Shares or AngloGold ADSs pursuant to the Merger currently is expected to be a taxable transaction for US federal income tax purposes. For the purposes of the UK taxation of chargeable gains, in general, it is considered that the exchange of Ashanti Shares or Ashanti GDSs for AngloGold Shares or AngloGold ADSs pursuant to the Merger should not be treated as giving rise to a disposal of Ashanti Shares or Ashanti GDSs, except in certain limited circumstances, and generally no UK stamp duty or stamp duty reserve tax should be payable by holders of Ashanti Shares or Ashanti GDSs on the exchange of Ashanti Shares or Ashanti GDSs for AngloGold Shares or AngloGold ADSs pursuant to the Merger. Holders of Ashanti Shares or Ashanti GDSs are urged to consult their own tax advisers in determining the consequences of the Merger to such holders under US, UK or other applicable law. Further disclosure in respect of the US and UK tax consequences of the Merger will be made in due course.

10.  DIRECTORS, MANAGEMENT AND EMPLOYEES

     Following completion of the Merger, Russell Edey, currently Chairman of AngloGold, will be Chairman of the combined group. Sam Jonah, in addition to joining the Board, will play a leading role in the executive management of the enlarged company in the position of President. His 34 years in the gold mining industry in both an operating and a leadership capacity position him well to help guide the further development of the new company and the industry particularly in Africa. In this new position, Mr. Jonah will share responsibility with the CEO Bobby Godsell for strategy formulation, the identification and development of new business opportunities and managing the company's relationships with governments, shareholders and other stakeholders. In the enlarged company, Sam will join a five person Executive Committee, chaired by Bobby Godsell. In addition, two other Ghanaian directors to be nominated by Ashanti will become non-executive directors of the combined group. The board of directors of AngloGold and the AngloGold executive team will otherwise continue in their current roles.

     Following completion of the Merger, Ashanti's head office in Accra, Ghana, will enjoy an expanded role within the combined group's operations.

     AngloGold has entered into undertakings in the Transaction Agreement which mean that it will observe the existing contractual and statutory employment rights of Ashanti management and employees.

11.  ASHANTI OPTIONS

     Upon the Merger being completed, all options granted under the AGC Senior Management Share Option Scheme will become exercisable for a period of one month thereafter. Option holders will receive upon exercise of Ashanti options AngloGold Shares in an amount determined by reference to the Exchange Ratio. AngloGold has also agreed to offer to all Ashanti option holders the alternative of either receiving cash in cancellation of their Ashanti options or rolling over their Ashanti options into substitute options exercisable for AngloGold Shares. AngloGold has agreed pursuant to the Transaction Agreement to make available such proposals at least one month prior to the Merger being completed.

12.  ASHANTI WARRANTS

     Holders of issued and outstanding warrants of Ashanti Warrants Limited, a wholly-owned subsidiary of Ashanti, will be treated in accordance with the relevant deed poll.

13.  LISTINGS

     Following completion of the Merger, the combined group will be listed on the JSE Securities Exchange South Africa, the New York Stock Exchange, the London Stock Exchange, the Australian Stock Exchange and Euronext Paris and quoted on Euronext Brussels. Application will be made to list ordinary shares and Ghanaian depositary shares of the combined group on the Ghana Stock Exchange.

14.  TIMING

     AngloGold and Ashanti hope to receive the views of the Government of Ghana in relation to the Merger by mid-September.

     A request has been submitted to the Staff of the US Securities and Exchange Commission (the "SEC") for a "no action" letter confirming the availability of an exemption pursuant to Section 3(a)(10) of the US Securities Act of 1933, as amended (the "Securities Act") from the registration requirements under the Securities Act. Should the issuance of AngloGold Shares in the Scheme qualify for such an exemption, relevant documentation will be posted to Ashanti shareholders as promptly as reasonably practicable after the required approvals of the Government of Ghana have been received and the relevant documentation has been prepared. Should the issuance of AngloGold Shares not qualify for such an exemption, AngloGold will prepare and file a registration statement with the SEC as promptly as reasonably practicable and relevant documentation will be posted to Ashanti shareholders upon the registration statement becoming effective, provided that the required approvals of the Government of Ghana have been received.

     Further announcements, which will include details regarding the timetable for the implementation of the Merger, will be made in due course.

15.  ANGLO AMERICAN PLC

     If the Merger is approved, Anglo American plc's shareholding in AngloGold would be diluted from 51.4% to 44.5%. The Securities Regulation Panel of South Africa has granted to Anglo American plc an exemption from making a mandatory offer to AngloGold minority shareholders, should Anglo American acquire AngloGold shares to restore its holding to above 50%.

16.  BOARD RECOMMENDATION AND UNDERTAKINGS

     CIBC World Markets plc, Ashanti's financial adviser, has delivered to the Ashanti Board its written opinion that the Exchange Ratio is fair to the Ashanti Shareholders from a financial point of view. The Ashanti Board, consider the terms of the Merger to be in the best interests of Ashanti Shareholders as a whole.

     The Ashanti Board has approved the Merger and will recommend that Ashanti Shareholders vote in favour of the resolutions to be proposed at the scheme meeting of the Ashanti Shareholders, as the directors of Ashanti intend to in respect of their own beneficial holdings which amount in aggregate to 113,514 Ashanti Shares (representing 0.1% of the issued ordinary share capital of Ashanti).

     Chester Crocker, Lynda Chalker and Edward Haslam, being Directors of Ashanti, have not taken part in the deliberations of the Ashanti Board relating to the recommendation of the Merger. Chester Crocker and Lynda Chalker did not participate because they or companies in which they have an interest have entered into commercial contracts with AngloGold, its subsidiaries or its major shareholder, Anglo American plc. Edward Haslam did not participate because he is an executive director of Ashanti's largest shareholder, Lonmin Plc which has given an undertaking to AngloGold to support the Merger.

     Ashanti has agreed not to solicit any alternate acquisition proposals but is not prevented from receiving and considering or providing any information in relation to new proposals provided that it notifies AngloGold of the receipt of any acquisition proposal and the material terms thereof and discloses any information regarding Ashanti made available to persons in connection with such alternate acquisition proposals to AngloGold.

     Except as provided below, the Ashanti Board may not withdraw, or propose to withdraw, its recommendation. If, at any time prior to the effective time of the Scheme, the Ashanti Board receives an acquisition proposal that the Ashanti Board determines to be a superior proposal to the Merger, the Ashanti Board will be permitted to withdraw its recommendation if, after notification to AngloGold of such proposal, AngloGold does not increase the consideration offered or otherwise improve the terms of the offer or if, after such increase or improvement, the Ashanti Board still determines (after having received a written opinion of a financial adviser of the fairness of the superior proposal from a financial point of view) that the superior proposal is still superior to the amended AngloGold proposal.

     In addition, if the Ashanti Board determines, in its good faith judgement after having received advice of outside legal counsel, that the failure to withdraw its recommendation would constitute a breach of its fiduciary duties under applicable law, the Ashanti Board may withdraw its recommendation, upon notice to AngloGold; provided, however, that in making such determination, the Ashanti Board may not take into account any acquisition proposal or inquiry that is reasonably likely to result in an acquisition proposal.

     Should the Ashanti Board receive a superior proposal and withdraw its recommendation and either AngloGold or Ashanti terminates the Transaction Agreement because of such withdrawal, Ashanti will be required to pay to AngloGold, upon such termination, a termination fee of US$15,000,000 to the extent that such payment is lawful under Ghanaian law. In addition, if (i) the Transaction Agreement is terminated because the conditions relating to the support of the Government of Ghana as a shareholder and its approvals and undertakings as a regulator have not been satisfied (or waived by AngloGold) on or before 30 September 2003 or such later date as may be agreed by Ashanti and AngloGold and (ii) within three months after the date of such termination a recommended acquisition proposal that constitutes a superior proposal is announced with a third party that, during the period commencing on 16 May 2003 and ending on the date of such termination (A) made an acquisition proposal to Ashanti, (B) entered into a confidentiality agreement with Ashanti, or (C) engaged in substantive discussions with Ashanti regarding a possible acquisition proposal, then Ashanti will be required to pay AngloGold a termination fee of US$15,000,000, to the extent that such payment is lawful under Ghanaian law, upon completion of such acquisition. Ashanti has also agreed to procure that any third party that makes a superior proposal agrees to pay the termination fee of US$15,000,000 upon consummation of that superior proposal if it has not been paid earlier by Ashanti.

     If AngloGold wrongfully terminates the Transaction Agreement in breach of its obligations to complete the transaction, it will be committed to pay Ashanti US$75,000,000 to compensate it for the damages Ashanti will have suffered as a result of the breach. If Ashanti wrongfully terminates the agreement in breach of its obligations, it will be liable for all damages incurred by AngloGold, which, in that event, will not be subject to any cap. In either case no payment will be made unless there has been a determination by the High Court of England that a breach of the Transaction Agreement has occurred. The rights of third parties to enforce the Transaction Agreement have been excluded.

17.  FURTHER CAUTIONARY ANNOUNCEMENT

     Shareholders are reminded that there can be no assurance that the Merger will be implemented. Consequently, holders of AngloGold and Ashanti securities are advised to continue to exercise caution when dealing in relevant securities until a further announcement is made.

Johannesburg and Accra
4 August 2003

AngloGold's JSE Sponsor: UBS

For further information contact:

ANGLOGOLD                                      ASHANTI
Steve Lenahan              +27 83 308 2200     Kweku Awotwi                  +233 21 77 2331
Peta Baldwin               +27 11 637 6647     Corinne Gaisie                +44 20 7256 9938
Charles Carter             +1 212 750 7999
Tomasz Nadrowski           +44 7958 749555
                           +1 917 912 4641
Andrea Maxey               +61 8 9425 4604

UBS INVESTMENT BANK                            CIBC WORLD MARKETS
James Hartop               +44 20 7567 8000    Andy Quinn                    +44 20 7234 6000

FIRST AFRICA
Kofi Adjepong-Boateng      +27 11 327 3666

CITIGATE SARD VERBINNEN                        GOLIN/HARRIS INTERNATIONAL
(US Media)                                     (US investors and Media)
Paul Verbinnen             +1 212 687 8080     Kevin Kirkeby                 +1 212 697 9191

CITIGATE DEWE ROGERSON                         GRANDFIELD
(UK Media)                                     (UK investors and Media)
Patrick Donovan            +44 20 7638 9571    Matthew Jervois               +44 20 7417 4170

CHANNEL TWO
(Ghanaian Media)
David Ampofo               +233 21 666 643


CONFERENCE CALL DETAILS

An analysts' conference call will take place on 5 August 2003 at 13:00 Accra time, 15:00 Johannesburg time, 14:00 London time, 09:00 New York time. The conference ID number is 2138069.

The dial in numbers, by country, are:

North America                  +1 800 267 9155          or     +1 706 634 0083,
United Kingdom                 +44 800 953 0406,
United Kingdom and Europe      +44 1452 560 299,
Australia                      +61 800 766 788          or     +61 28 228 7000,
South Africa                   +27 800 99 4050, and
Ghana                          +44 1452 560 299

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this announcement are forward-looking within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, those statements concerning (i) timing, fulfillment of conditions, tax treatment and completion of the Merger, (ii) the value of the transaction consideration, (iii) expectations regarding production and cost savings at the combined group's operations and its operating and financial performance and (iv) synergies and other benefits anticipated from the Merger. Although AngloGold and Ashanti believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

For a discussion of important terms of the Merger and important factors and risks involved in the companies' businesses, which could cause the combined group's actual operating and financial results to differ materially from such forward-looking statements, refer to AngloGold's and Ashanti's filings with the US Securities and Exchange Commission (the "SEC"), including AngloGold's annual report on Form 20-F for the year ended 31 December 2002, filed with the SEC on 7 April 2003 and Ashanti's annual report on Form 20-F for the year ended 31 December 2002, filed with the SEC on 17 June 2003 and any other documents in respect of the Merger that are furnished to the SEC by AngloGold or Ashanti under cover of Form 6-K.

Neither AngloGold, Ashanti nor the combined group undertakes any obligation to update publicly or release any revisions to publicly update any forward-looking statements discussed in this announcement, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

In connection with the Merger, AngloGold will file with, or otherwise furnish to, the SEC a scheme document/prospectus. Investors and security holders are urged to carefully read the scheme document/prospectus regarding the Merger when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the scheme document/prospectus (when it is available) and other documents containing information about AngloGold and Ashanti, without charge, at the SEC's website at www.sec.gov. Copies of the scheme document/prospectus together with any SEC filings that may be incorporated by reference in the scheme document/prospectus may also be obtained free of charge by directing a request to: AngloGold Limited, 11 Diagonal Street, Johannesburg 2001, PO Box 62117, Marshalltown 2107, South Africa, Attention: Chris R. Bull, Company Secretary, telephone +27 11 637 6000, fax: +27 11 637 6624.

UBS Investment Bank and First Africa Group Holdings (Pty) Limited ("First Africa") are acting for AngloGold and no one else in connection with the Merger and will not be responsible to anyone other than AngloGold for providing the protections afforded to clients of UBS Investment Bank or First Africa or for providing advice in relation to the Merger.

CIBC World Markets plc is acting for Ashanti and no one else in connection with the Merger and will not be responsible to anyone other than Ashanti for providing the protections afforded to clients of CIBC World Markets plc or for providing advice in relation to the Merger.

APPENDIX I

CONDITIONS TO THE SCHEME

The Transaction can only become effective if all the conditions to the implementation of the Scheme have been satisfied (or waived) in accordance with paragraph 4 of this Appendix I. Relevant definitions to terms used in this Appendix are set out in Appendix II.

The Scheme will become effective upon the delivery of the Scheme Order to the Registrar of Companies for registration and publication in the Gazette. Unless the Scheme becomes effective by not later than 31 March 2004 or such later date as AngloGold and the Company may agree and the High Court may permit, the Scheme will not become effective and the Transaction will not proceed.

The conditions that must be satisfied (or waived) for the Scheme to be implemented are set out below:

1.       The Scheme is conditional upon:

         1.1 the approval of the Scheme by not less than three-fourths of the votes cast by holders of Ashanti Shares present at the Scheme Meeting in person or by proxy and entitled to vote and voting;

         1.2 (i) the confirmation of the Scheme by the High Court and (ii) the delivery of an office copy of the Scheme Order to the Registrar of Companies;

         1.3 in the event that the No-Action Letter is not received, the Registration Statement having been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Registration Statement having been issued by the SEC and no proceeding for that purpose having been initiated by the SEC;

         1.4 (i) the admission to the Official List of the UKLA of the AngloGold Shares having become effective in accordance with the UKLA Listing Rules, and the admission of the AngloGold Shares to trading on the LSE's market for listed securities having become effective, or the UKLA having agreed and confirmed its decision to admit the AngloGold Shares to the Official List of the UKLA, and the LSE having agreed to admit the AngloGold Shares to trading subject only to (A) the allotment of the AngloGold Shares and/or (B) the Scheme having become effective in all respects, and (ii) the AngloGold Shares to be issued in the Scheme having been authorised for listing on the JSE, authorised for listing on the NYSE, subject to official notice of issuance, authorised for listing on the GSE, approved for official quotation by the ASX, and approved for official quotation by the Euronext Paris.

         1.5 no Governmental Authority having taken, instituted or implemented any action, proceeding, suit, investigation, enquiry, decision or order that would prohibit or prevent the consummation of the Scheme or otherwise make the Scheme or its implementation void, illegal or unenforceable; and

         1.6 the receipt by AngloGold of the approval of the Bank of Ghana for the issuance of AngloGold Shares to members of the Company resident in Ghana.

2. The Transaction will also be conditional upon, and accordingly, the necessary action to make the Scheme effective will not be taken, unless the following conditions are satisfied or waived by AngloGold on the basis described in paragraph 4 below:

         2.1 the approval of the Special Resolution by the requisite vote of the members of the Company at the Extraordinary General Meeting;

         2.2 no amendment or modification of any of the terms and conditions of the Scheme in a manner detrimental to AngloGold without the prior written consent of AngloGold;

         2.3 the warranties of the Company contained in the Transaction Agreement being true and correct as of the Confirmation Date as though made on and as of the Confirmation Date;

         2.4 the performance or compliance by the Company in all material respects with the covenants required by the Transaction Agreement to be performed or complied with by the Company prior to the Confirmation Date;

         2.5 the Company not having commenced a rights offering for Ashanti Shares or other securities of the Company;

         2.6      the European Commission having either:

                  (i) indicated that the Scheme and its implementation does not give rise to a concentration falling within the scope of Council Regulation (EEC) 4064/89 concerning the control of concentrations between undertakings, as amended (the "EC Merger Regulation"); or

                  (ii) taken a decision, without imposing any conditions or obligations that are not reasonably satisfactory to AngloGold under Article 6(1)(b) or Article 8(2) of the EC Merger Regulation, declaring the Scheme or its implementation compatible with the common market, or being deemed to have done so under Article 10(6) of the EC Merger Regulation; or

                  (iii) referred the whole or part of the Scheme or its implementation to the competent authorities of one or more member states of the European Union under
                           Article 9(3) of the EC Merger Regulation or having been deemed to have done so under Article 9(5) of the EC Merger Regulation; and

                           (a) each such authority having granted a clearance without imposing any conditions or obligations that are not reasonably satisfactory to AngloGold in respect of all of those parts of the Scheme or its implementation that were referred to it, or being deemed to have granted such a clearance; and

                           (b) the requirements of paragraph (ii) above being satisfied with respect to any part not referred to the competent authority of any member state of the European Union;

         2.7 receipt by AngloGold and the Company of the approval from either the Competition Commission in terms of Section 14(1) of the Competition Act, 1998 (Act 89 of 1998) (as amended) of the Republic of South Africa (the "SA Competition Act"), the Competition Tribunal in terms of Section 15(2) of the SA Competition Act or the SA Competition Appeal Court in terms of
                  Section 17 of the SA Competition Act which is unconditional or which only requires disposal of (i) Tameng or (ii) other businesses, assets and properties (other than the Savuka property) with an aggregate value of less than US$50 million;

         2.8 receipt of the approvals of Governmental Authorities and third party consents set forth in Exhibit 1 to this Appendix I;

         2.9 other than as set forth in paragraph 2.16 or Exhibit 1 of this Appendix 1, all authorisations, orders, grants, consents, clearances, certificates, licences, permissions, waivers and approvals necessary to implement the Transaction having been obtained from any appropriate Governmental Authority (other than any antitrust or merger control authority) or from any third party with whom any member of the Company Group has entered into contractual arrangements (in each case, where the absence of any such authorisation, order, grant, consent, clearance, certificate, licence, permission, waiver or approval would have a Company Material Adverse Effect) and such authorisations, orders, grants, consents, clearances, certificates, licences, permissions, waivers and approvals remaining in full force and effect and there being no intimation of any intention to revoke or not renew, or to withdraw, suspend, withhold, modify or amend any of these (in each case, where such revocation, failure to renew, withdrawal, suspension, withholding, modification or amendment would have a Company Material Adverse Effect) and all necessary legal, statutory or regulatory obligations or court orders or judgements in any jurisdiction in respect of the Scheme or the Transaction having been complied with (other than as would not have a Company Material Adverse Effect);

         2.10 no Governmental Authority having taken, instituted, implemented or threatened any action, proceeding, suit, investigation, enquiry, decision or order that could or might:

                  (i) require the divestiture by any member of the AngloGold Group or any member of the Company Group of all or any portion of their respective businesses, assets or properties other than (A) Tameng or (B) other businesses, assets and properties (other than the Savuka property) with an aggregate value of less than US$50 million, or impose any limitation on the ability of any of them to conduct their respective businesses (or any of them) or to own any of their respective assets or properties or any part thereof; or

                  (ii) require, prevent or delay the transfer of any Ashanti Shares to AngloGold in accordance with the Transaction Agreement;

         2.11 Except as set forth in the corresponding section of the Company Disclosure Schedule (or other section of the Company Disclosure Schedule referring to Appendix I) or as would not have a Company Material Adverse Effect, there being no provision of any agreement, arrangement, licence, permit or other instrument to which any member of the Company Group is a party or by or under which any of its assets may be bound, entitled or subject, that as a result of the Transaction could or might result in:

                  (i) any monies borrowed by, or any other indebtedness or liability (actual or contingent) of, any member of the Company Group, being repayable or capable of being declared repayable immediately or earlier than their or its stated maturity date or repayment date;

                  (ii) any such agreement, arrangement, licence, permit or other instrument being breached, terminated or adversely modified or affected, or any obligation or liability arising thereunder;

                  (iii) any assets or interests of any member of the Company Group being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged, in each case, otherwise than in the ordinary course of business;

                  (iv) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any member of the Company Group or any such mortgage, charge or security interest being enforced;

                  (v) the rights, liabilities, obligations or interest of any member of the Company Group in, or the business of any member of the Company Group with, any person, firm or body (or any arrangement or arrangements relating to any such interest or business) being terminated, adversely modified or affected;

                  (vi) the value of any member of the Company Group or its financial or trading position or prospects being prejudiced or adversely affected;

                  (vii) any member of the Company Group ceasing to be able to carry on business under any name under which it currently does so; or

                  (viii) the creation of any liability, actual or contingent, by any member of the Company Group;

         2.12 AngloGold not having discovered on or after the date of the Transaction Agreement (and, for purposes of this condition, any matter set forth in the corresponding section of the Company Disclosure Schedule (or other section of the Company Disclosure Schedule referring to Appendix I) shall be deemed to have been previously discovered by AngloGold):

                  (i) any adverse financial, business or other information in relation to circumstances existing prior to the date of the Transaction Agreement that has not been disclosed in any document filed with the SEC to which access is publicly available or publicly announced through the Regulatory News Service of the LSE by any member of the Company Group prior to such date and that would have a Company Material Adverse Effect;

                  (ii) that any member of the Company Group is subject to any liability (contingent or otherwise) that has not been disclosed or reflected in the documents filed by the Company with the GSE, UKLA or SEC prior to the date of the Transaction Agreement and that would have a Company Material Adverse Effect;

                  (iii) that any financial, business or other information that has been disclosed in any document filed with the SEC to which access is publicly available or publicly announced through the Regulatory News Service of the LSE by any member of the Company Group prior to the date of the Transaction Agreement contains any misrepresentation of fact or omits to state a fact necessary to make the information contained therein complete and not misleading, and that would have a Company Material Adverse Effect;

                  (iv) that any member of the Company Group has failed to comply with any and/or all applicable legislation or regulation, of any jurisdiction with regard to the disposal, spillage, release, discharge, leak or emission of any waste of hazardous substance or any substance likely to impair the environment or harm human health or animal health or otherwise relating to environmental matters, or that there has otherwise been any such disposal, spillage, release, discharge, leak or emission by any such member (whether or not the same constituted a non-compliance by any person with any such legislation or regulations, wherever the same may have taken place) any of which disposal, spillage, release, discharge, leak or emission would be likely to give rise to any liability (actual or contingent) on the part of such member of the Company Group and that would have a Company Material Adverse Effect; or

                  (v) that there is any liability (actual or contingent) of any member of the Company Group to make good, repair, reinstate or clean up any property or any controlled waters now or previously owned, occupied, operated or made use of or controlled by such member of the Company Group, under any environmental legislation, regulation, notice, circular or order of any government, governmental, quasi-governmental, state or local government, supranational, statutory or other regulatory body, agency, court, association or any other person or body in any jurisdiction and that would have a Company Material Adverse Effect;

         2.13 since 31 December 2002 (and other than as disclosed in the accounts for the year then ended or in any document filed with the SEC to which access is publicly available or publicly announced through the Regulatory News Service of the LSE by the Company prior to the date of the Transaction Agreement) there not having been:

                  (i)      any Company Material Adverse Effect;

                  (ii) any litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Company Group is a party (whether as a plaintiff, defendant or otherwise) that, if adversely determined, would have a Company Material Adverse Effect; or

                  (iii) any steps taken that are likely to result in the withdrawal, cancellation, termination or modification of any licence, lease, permit or other approval held by any member of the Company Group that is necessary for the proper conduct of its businesses where such withdrawal, cancellation, termination or modification would have a Company Material Adverse Effect;

         2.14 other than as disclosed in any document filed with the SEC to which access is publicly available or publicly announced through the Regulatory News Service of the LSE by the Company prior to the date of the Transaction Agreement, no member of the Company Group having, since 31 December 2002:

                  (i) issued, authorised or proposed the issue of additional shares of any class of its share capital, or securities convertible into shares of any class of its share capital, or rights, warrants or options to subscribe for, or acquire, any such shares of its share capital or securities convertible into any shares of its share capital (other than pursuant to the exercise of outstanding Ashanti Options or Ashanti Warrants) or purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any shares of any class of its share capital or other securities or reduced any part of its share capital;

                  (ii) recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution whether payable in cash or otherwise (other than between the Company and a Company Subsidiary in the ordinary course of business consistent with past practice);

                  (iii) authorised or proposed or announced its intention to propose any acquisition or disposition of assets or shares for consideration in excess of US$50 million in the aggregate;

                  (iv) issued, authorised or proposed the issue of any debentures or, other than in the ordinary course of business or pursuant to a transaction between the Company and a wholly-owned Company Subsidiary, incurred or increased any indebtedness (excluding any increase in indebtedness following a drawdown under the existing US$200 million revolving credit facility for working capital purposes) or contingent liability other than contingent liabilities that would not have a Company Material Adverse Effect;

                  (v) implemented, effected, proposed, authorised or announced its intention to effect, any reconstruction, amalgamation, scheme, merger, consolidation, combination, commitment, change in share or loan capital or other transaction or arrangement (other than the Scheme or the Transaction or in respect of any AngloGold Shares issued pursuant to any Company option or Company warrants);

                  (vi) other than the Service Agreement between Ashanti Capital Limited and Sam Esson Jonah dated 28 February 2003 and the normal annual salary and other related increases and extensions in accordance with past remuneration policies, entered into or materially varied or made any offer to enter into or materially vary the terms of any agreement, contract, commitment or arrangement to an extent that is material with any director or executive officer of any member of the Company Group;

                  (vii) except as permitted by the other subparagraphs of this paragraph 2.14 and other than any transaction between the Company and a wholly-owned

                           Company Subsidiary, entered into or modified, any contract, transaction, arrangement or commitment (whether in respect of capital expenditures or otherwise) other than in the ordinary course of business, which in the case of mining capital expenditures shall be consistent with the life of mine plans of the Company, copies of which have been provided to AngloGold prior to the date of the Transaction Agreement;

                  (viii) other than in respect of any member of the Company Group that is dormant and was solvent at the relevant time, taken any corporate action or had any legal proceedings instituted against it for its winding-up, dissolution or reorganisation or for the appointment of a receiver, administrative receiver, administrator, trustee or similar officer of all or any material part of its assets for revenues or any analogous proceedings in any jurisdiction or had any such person appointed;

                  (ix) other than pursuant to the Special Resolution, made any alteration to its Regulations, memorandum or articles of association (or equivalent constitutional documents in respect of overseas jurisdiction of incorporation) that is material to such member of the Company Group;

                  (x) entered into any contract, transaction or arrangement that would be restrictive on the business of any member of the Company Group, other than in the ordinary course of business and that would not have a Company Material Adverse Effect;

                  (xi) waived or compromised any claim or settled any litigation if such waiver, compromise or settlement would have a Company Material Adverse Effect; or

                  (xii) except as permitted by the other subparagraphs of this paragraph 2.14 or in the ordinary course of business, entered into any contract, commitment, arrangement or agreement or passed any resolution or made any offer (that remains open to acceptance) with respect to or announced any intention to, or to propose to, effect any of the transactions, matters or events referred to in this condition.

         2.15 the execution and delivery by the Government to AngloGold of the Government Support Deed.

         2.16 the receipt of all approvals, consents, derogations, waivers, confirmations and undertakings in the form requested prior to the date hereof by AngloGold and Ashanti from the Government Authorities in Ghana in connection with the Transaction.

         For purposes of the conditions in paragraphs 1 and 2, none of the conditions shall apply to anything done by or in relation to, or having an effect on the Geita mine and/or Cluff Resources Limited and/or any of its subsidiaries.

         For purposes of the conditions in paragraph 2, marked-to-market changes in the Company's hedge portfolio constituted at the date of the Transaction Agreement, altered in accordance with the relevant provision of the Transaction Agreement, that occurred due to changes in general economic and market conditions, will not be taken into account in determining whether such conditions have been satisfied.

3. The Transaction will also be conditional upon, and accordingly, the necessary action to make the Scheme effective will not be taken unless the following conditions are satisfied or waived by the Company on the basis described in paragraph 4 below:

         3.1 the warranties of AngloGold contained in this Transaction Agreement being true and correct as of the Confirmation Date as though made on and as of the Confirmation Date;

         3.2 the performance or compliance by AngloGold in all material respects with covenants required by the Transaction Agreement to be performed or complied with by AngloGold prior to the Confirmation Date.

4. This paragraph 4 describes the procedure for the waiver of any of the conditions to the Scheme described in paragraphs 1, 2 and 3 of this Appendix I;

         4.1 AngloGold and the Company acting together may waive all or any of the conditions contained in paragraphs 1.5 and 1.6 and may modify all or any of the conditions contained in paragraphs
                  1.1 to 1.4.

         4.2 AngloGold reserves the right to waive all or any of the conditions in paragraph 2.

         4.3 The Company reserves the right to waive all or any of the conditions in paragraph 3.

         4.4 If any of the conditions set forth in paragraphs 1.1, 1.3, 2.1, 2.6, 2.7, 2.8 and 2.16 of this Appendix I have not been satisfied or waived in accordance with this paragraph on or prior to the Advance Meeting, the Company will apply to the High Court for a postponement of the Court Hearing until such later date and time as AngloGold and the Company reasonably believe is necessary for all such remaining conditions to be satisfied or waived.

         4.5 The obligations of AngloGold and the Company to consummate the Scheme are subject to the satisfaction or waiver of all the conditions set forth in this Appendix I (other than the conditions set forth in paragraphs 1.2, 1.4 and 2.2) by no later than 10:00 a.m. (Accra time) on the Confirmation Date, it being understood and agreed that, if a condition has not been satisfied or waived (or deemed to have been waived under paragraph 4.6) by such date and time, nothing herein will oblige either party to waive such condition. If any of the conditions set forth in this Appendix I (other than the conditions set forth in paragraphs 1.2, 1.4 and 2.2) have not been satisfied or waived (or deemed to have been waived under paragraph 4.6) by 10:00 a.m. (Accra time) on the Confirmation Date, the Company must apply to the High Court for a postponement of the Court Hearing until such later date and time as AngloGold and the Company reasonably believe that all such remaining conditions will be satisfied or waived.

         4.6 AngloGold agrees that by no later than 10:00 a.m. (Accra time) on the Confirmation Date, the conditions set forth in paragraphs 2.3, 2.4, 2.5, 2.9 to 2.15 (inclusive) of this Appendix I shall be deemed to have been waived by AngloGold unless AngloGold shall have earlier terminated the Transaction Agreement in accordance with the relevant provision set out therein. The Company agrees that by no later than 10:00 a.m. (Accra time) on the Confirmation Date, the conditions set forth in paragraphs 3.1 and 3.2 of this Appendix I shall be deemed to have been waived by the Company unless the Company shall have earlier terminated the Transaction Agreement in accordance with the relevant provision set out therein.

         4.7 AngloGold will be entitled to delay its waiver of the condition in paragraph 2.2 until after the High Court has issued the Scheme Order and, for the avoidance of doubt, the confirmation of the Scheme by the High Court will not oblige AngloGold to waive the condition in paragraph 2.2, it being understood and agreed that the Company will not deliver the Scheme Order to the Registrar of Companies until AngloGold has confirmed its waiver of the condition set forth in paragraph
                  2.2 to the Company by written notice.

         After the High Court has confirmed the Scheme the only conditions required to be satisfied or, if permissible, waived before the Transaction can become effective will be the conditions in paragraphs 1.2(ii), 1.4 and 2.2.

EXHIBIT 1

1. Receipt of all authorisations, orders, grants, consents, clearances, certificates, licences, permissions, waivers and approvals of Governmental Authorities (other than antitrust or merger control authorities) and third parties required to be obtained in Guinea, Tanzania and Zimbabwe to implement the Transaction (collectively, the "Mining Approvals") that are identified and with respect to which applications are filed, or requests made, by AngloGold within 30 days after the date of the Transaction Agreement, it being understood by the parties that, if any Mining Approval is not identified, and an application or request made, within such 30-day period, the receipt of such Mining Approval shall be deemed to be waived by AngloGold.

2. Receipt of all authorisations, orders, grants, consents, clearances, certificates, licences, permissions, waivers and approvals of Governmental Authorities (other than antitrust or merger control authorities and other than Mining Approvals) or third parties required to be obtained to implement the Transaction (collectively, the "General Approvals") that are identified and with respect to which applications are filed, or requests made, by AngloGold within 30 days after the date of the Transaction Agreement, it being understood by the parties that, if any General Approval is not identified, and an application or request made, within such 30-day period, the receipt of such General Approval shall be deemed to be waived by AngloGold for the purpose of these conditions.

3. Receipt of any required consents under AngloGold's US$600 million unsecured syndicated loan facility dated 27 February 2002 and AngloGold's US$400 million unsecured syndicated loan facility dated 3 May 2001 to implement the Transaction.

4. Receipt of comfort acceptable to AngloGold (acting reasonably) that an event of default will not occur under the Company's US$200 million revolving credit facility dated 28 June, 2002 upon the consummation of the Transaction.

5. Waiver by the Majority Lenders (as defined under the terms of the Company's US$200 million revolving credit facility) of (i) the relevant provisions of the Company's US$200 million revolving credit facility to enable AngloGold to provide funding to the Company after the Effective Time by way of subordinated shareholder loans (subordinate to the rights of the syndicate banks under that facility) and (ii) the provisions requiring completion of a rights offering.

6. Receipt of any approval of the South African Reserve Bank required to implement the Transaction and the funding requirements described in the relevant provision of the Transaction Agreement.

7. Subject to paragraph 2.2 of Appendix 1, any condition to the Scheme imposed by the High Court.

APPENDIX II

DEFINITIONS TO APPENDIX I

 "Advance Meeting"                     a meeting between the parties to the
                                       Transaction Agreement and their
                                       respective advisers held at the offices
                                       of Shearman & Sterling, 9 Appold Street,
                                       London, EC2A 2AP, or such other place as the parties may agree, on the sixth business day immediately preceding the scheduled Court Hearing Date for the purpose of confirming the satisfaction or, if permissible, waiver on or prior to the Confirmation Date of each of the conditions set forth in Appendix I (other than the conditions set forth in paragraph 1.2 (ii), 1.4 and 2.2 of
                                       Appendix I that shall be satisfied or, if permissible, waived at the Effective
                                       Time)

"affiliate"                            with respect to any specified person, any
                                       other person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such specified person

"AngloGold"                            AngloGold Limited, a publicly listed
                                       company incorporated under the laws of
                                       the Republic of South Africa

"AngloGold ADSs"                       AngloGold American Depositary Shares,
                                       each of which represents one AngloGold
                                       Share

"AngloGold Group"                      AngloGold and its subsidiary
                                       undertakings, associated undertakings and any other undertakings in which AngloGold and/or such undertakings (aggregating their interests) have a significant interest, and for these purposes
                                       "subsidiary undertaking", "associated
                                       undertaking" and "undertaking" have the
                                       meanings given by the Companies Act,
                                       other than paragraph 20(1)(b) of Schedule
                                       4A to the Companies Act which shall be
                                       excluded for this purpose, and
                                       "significant interest" means a direct or indirect interest in ten per cent or more of the equity share capital (as defined in the Companies Act)

"AngloGold Model"                      the financial model prepared by AngloGold
                                       for purposes of its valuation analysis of the Company, the Company Subsidiaries and Geita, taken as a whole, and delivered by AngloGold to the Company on the date of the Transaction Agreement, containing the data provided by the Company to AngloGold, as adjusted by AngloGold and assuming a real gold price of US$340 per ounce and discount rates as set forth in the schedule below:

                                       Project                                             Discount Rate (per cent.)
                                       Obuasi (cash flows from 2003 to 2009 inclusive)               5.75
                                       Obuasi (cash flows from 2010 to 2018 inclusive)               7.75
                                       Obuasi (cash flows from 2019 onwards)                         9.75
                                       Geita                                                         5.50
                                       Iduapriem/ Teberebie                                          5.75
                                       Bibiani                                                       5.75
                                       Siguiri                                                       5.75
                                       Freda Rebecca                                                 5.75
                                       Other corporate cash flows                                    5.75

"AngloGold Shares"                     ordinary shares, par value ZAR0.25 per
                                       share, of AngloGold

"Ashanti Option Plan"                  the AGC Senior Management Option Scheme,
                                       as amended from time to time

"Ashanti Options"                      the employee stock options issued under
                                       the Ashanti Option Plan

"Ashanti Shares"                       all the issued and outstanding ordinary
                                       shares, no par value per share, of the
                                       Company

"Ashanti Warrant Deed Poll" the Deed Poll, dated 2 November 1999, between AWL and the Company, as amended from time to time

"Ashanti Warrants"                     the warrants issued by AWL pursuant to
                                       the Ashanti Warrant Deed Poll

"ASX"                                  the Australian Stock Exchange Limited

"AWL" Ashanti Warrants Limited, a wholly owned subsidiary of the Company incorporated under the laws of the Cayman Islands

"Company"                              Ashanti Goldfields Company Limited, a
                                       publicly listed company incorporated
                                       under the laws of the Republic of Ghana

"Companies Act"                        the United Kingdom Companies Act 1985 (as
                                       amended)

"Companies Code"                       the Ghana Companies Code, 1963 (Act 179),
                                       as amended

"Company Disclosure Schedule"          the Company Disclosure Schedule attached
                                       to the Transaction Agreement, dated the
                                       date of the Transaction Agreement,
                                       delivered by the Company to AngloGold in connection with the Transaction Agreement

"Company Group"                        the Company and its subsidiary
                                       undertakings, associated undertakings and any other undertaking in which the Company and/or such undertakings
                                       (aggregating their interests) have a
                                       significant interest, and for these
                                       purposes "subsidiary undertaking",
                                       "associated undertaking" and
                                       "undertaking" have the meanings given by the Companies Act, other than paragraph
                                       20(1)(b) of Schedule 4A to the Companies
                                       Act which shall be excluded for this
                                       purpose, and "significant interest" means a direct or indirect interest in ten per cent or more of the equity share capital
                                       (as defined in the Companies Act)

"Company Material Adverse Effect"      any event, circumstance, change or effect
                                       (not already reflected in the AngloGold
                                       Model) that, individually or together
                                       with any other event, circumstance,
                                       change or effect, is or would reasonably likely be materially adverse to the business, financial condition, results of operations, assets or liabilities of the Company, the Company Subsidiaries and
                                       Geita, taken as a whole, that results
                                       (after offsetting any positive event,
                                       circumstance, change or effect not
                                       already reflected in the AngloGold Model) in a decrease in the Net Present Value of US$75,000,000 or more; provided, however, that, in determining whether or not a Company Material Adverse Effect has occurred, changes in general world economic conditions, the price of gold, gold lease rates, US interest rates and currency exchange rates shall not be taken into account. For purposes of determining whether a Company Material
                                       Adverse Effect has occurred, the decrease in the Net Present Value shall be calculated as the difference between: (i) the Net Present Value determined by using the AngloGold Model without making any changes in the data or assumptions contained therein, and (ii) the Net
                                       Present Value determined by using the
                                       AngloGold Model with no changes in the
                                       assumptions contained therein and with
                                       such adjustments to the cash flow and
                                       other data contained therein as may be
                                       necessary to reflect (a) the adverse
                                       events, circumstances, changes or effects that gave rise to the asserted Company
                                       Material Adverse Effect (not already
                                       reflected in the AngloGold Model) and (b) the positive events, circumstances, changes or effects (not already reflected in the AngloGold Model) that shall have occurred after the date of the Transaction Agreement identified by the
                                       Company and taken into account by
                                       AngloGold, acting reasonably, as
                                       contemplated by the relevant provisions
                                       of the Transaction Agreement

"Company Subsidiary"                   a subsidiary of the Company

"Confirmation Date"                    the date on which the Scheme Order is
                                       issued by the High Court

"Court Hearing"                        the hearing by the High Court of the
                                       application to confirm the Scheme at
                                       which any member of the Company claiming to be affected by the Scheme shall be entitled to be represented and to object

"Court Hearing Date"                   the first day on which the Court Hearing
                                       is held or, if the Court Hearing is
                                       adjourned for any reason, the date on
                                       which the adjourned Court Hearing is held

"Effective Time"                       the date and time of the delivery by the
                                       Company of the Scheme Order to the
                                       Registrar of Companies for registration
                                       and publication in the Gazette

"Exchange Act"                         the U.S. Securities Exchange Act of 1934,
                                       as amended, and the rules and regulations promulgated thereunder

"Extraordinary General Meeting"        the extraordinary general meeting of the
                                       members of the Company to consider the
                                       Special Resolution

"Gazette"                              the Government Gazette of the Republic of
                                       Ghana

"Geita"                                the Company's interest in Geita Gold
                                       Mining Limited

"Government"                           the Government of the Republic of Ghana

"Government Support Deed"              the proposed shareholder support deed
                                       agreement between AngloGold and the
                                       Government, in form and substance
                                       satisfactory to AngloGold and the
                                       Government, pursuant to which the
                                       Government will agree, among other
                                       things, to vote in favour of the Scheme
                                       in its capacity as a shareholder of
                                       Ashanti

"Governmental Authority"               any national, supranational, state,
                                       provincial, local or similar government, governmental, regulatory or administrative authority, self-regulating authority, agency, instrumentality or commission or any court, tribunal or judicial or arbitral body

"GSE"                                  the Ghana Stock Exchange

"High Court"                           the High Court of Ghana

"JSE"                                  the JSE Securities Exchange South Africa

"LSE"                                  the London Stock Exchange plc

"Net Present Value"                    the value of the Company, the Company
                                       Subsidiaries and Geita, taken as a whole, determined by using the AngloGold Model

"No-Action Letter"                     a "no-action" letter from the Staff of
                                       the SEC stating that, by reason of the
                                       exemption afforded by Section 3(a)(10) of the Securities Act, the Staff shall not recommend enforcement action to the SEC with respect to the issuance of AngloGold
                                       Shares without registration in the Scheme

"NYSE"                                 the New York Stock Exchange, Inc.

"person" an individual, corporation, company, partnership, limited partnership, joint venture, limited liability company, syndicate, trust, association or other entity or group that would be deemed to be a person under Section 13(d)(3) of the Exchange Act

"Record Time"                          4:30 p.m., London time, on the business
                                       day immediately preceding the Effective
                                       Time

"Registrar of Companies"               the Registrar of Companies in Ghana
                                       appointed in accordance with Section 328 of the Companies Code

"Registration                          Statement" a registration statement on
                                       Form F-4 (together with any amendments or supplements thereto) to register the
                                       AngloGold Shares to be issued pursuant to the Scheme

"Scheme" a scheme of arrangement between the Company and its members under Section 231 of the Companies Code

"Scheme Meeting"                       any meeting of members of the Company
                                       convened by order of the High Court
                                       pursuant to Section 231(1) of the
                                       Companies Code

"Scheme Order"                         the order of the High Court confirming
                                       the Scheme pursuant to Section 231(4) of the Companies Code

"SEC"                                  the U.S. Securities and Exchange
                                       Commission

"Securities Act"                       the U.S. Securities Act of 1933, as
                                       amended (together with the rules and
                                       regulations promulgated thereunder)

"Share Exchange Ratio" an exchange ratio of 0.26 AngloGold Shares for every Ashanti Share held or an equivalent number of AngloGold ADSs

"Special Resolution"                   a special resolution of the members of
                                       the Company under Section 22 of the
                                       Companies Code to approve the amendment
                                       of the Regulations of the Company,
                                       effective as of the Effective Time, to
                                       provide, among other things, that (i) any Ashanti Shares issued after the Record
                                       Time shall, provided the Scheme has
                                       become effective, be immediately
                                       transferred to AngloGold in consideration of and conditional upon the issue of such whole number of AngloGold Shares (rounded down to the nearest whole share) equal to the number of Ashanti Shares being transferred multiplied by the Share
                                       Exchange Ratio, and (ii) the Company
                                       shall be converted from a public company to a private company under the Companies
                                       Code

"subsidiary" or "subsidiaries"         with respect to any person, any affiliate
                                       controlled by such person, directly or
                                       indirectly, through one or more
                                       intermediaries

"Tameng" the Company's equity interest in Tameng Mining and Exploration (Proprietary) Limited, Registration No. 2001/001602/07

"Transaction"                          the business combination of AngloGold
                                       with Ashanti

"Transaction Agreement"                the transaction agreement entered into
                                       between AngloGold and the Company

"UKLA"                                 the U.K. Listing Authority

"UKLA Listing Rules"                   the Listing Rules of the UKLA